Exhibit 99.1

VivoPower’s Tembo Secures Strategic Partnership in US$11 Billion Australian Utility Pick Up Truck Market with EV Industry Leader HMBEV

Partnership objective is to drive market adoption and sales in the strategically important Australian market, as Tembo progresses toward its US$838 million potential spin-off via a public listing

HMBEV is Australia’s leading and most trusted independent electric vehicle (EV) corporate consultancy and advocacy group in Australia

HMBEV’s corporate partnerships include AMPOL, owner of Australia’s largest transport fuel supply network with over 1,800 outlets, and AmpCharge, the fastest growing charging network in Australia

Strategic partnership will enhance Tembo’s commercial sales network for the Tembo Tuskers, Australia’s best value for money 100% electric utility vehicle (EUV)

LONDON and SYDNEY, January 16, 2026 – VivoPower International PLC (NASDAQ: VVPR) (“VivoPower” or the “Company”), a leading B Corp-certified global sustainable energy solutions company, is pleased to announce that its electric vehicle subsidiary, Tembo e-LV B.V. (“Tembo”), has entered a strategic partnership agreement with Help Me Buy An EV (HMBAEV), Australia’s pre-eminent and most trusted EV corporate consultancy and advocacy group.

This partnership marks a critical milestone in Tembo’s go-to-market sales acceleration strategy, directly targeting the fast-growing Australian light utility vehicle pick-up truck market. Through the partnership, HMBEV will be a preferred strategic partner for supporting hands-on trials, customer education, and market engagement initiatives to accelerate adoption and sales across B2B, government, and commercial fleet segments.

Driven by regulatory changes, Australia is experiencing a fast-growing shift towards electrification, yet commercial and rural sectors remain underserved. HMBAEV, led by industry expert Brendan Doyle, has established itself as a trusted independent voice in the Australian EV ecosystem, recently collaborating with major energy players like Ampol to deliver EV infrastructure and education.

By leveraging HMBAEV’s deep consumer trust and its Centre of Excellence at Sydney Motorsport Park, Tembo secures an immediate, high-visibility platform to showcase the Tusker’s capabilities to a market hungry for rugged, zero-emission alternatives to traditional internal combustion utility vehicles.

The Tembo Tusker platform delivers a rugged, cost-effective electric utility vehicle solution purpose-built for demanding commercial and fleet applications. Designed and engineered for harsh operating environments, the Tusker offers reliable performance, a low total cost of ownership, and reduced maintenance relative to internal combustion alternatives. Its suitability for fixed and semi-fixed routes enables efficient integration with existing charging infrastructure, while its modular design supports a wide range of use cases across logistics, mining, construction, utilities, and public-sector fleets. Backed by local trials, fleet onboarding, and after-sales support, the Tusker platform provides fleet operators with a practical, scalable pathway to decarbonize operations without compromising safety, payload, or operational reliability. Australia represents a priority market for Tembo’s commercial EV offering, reflecting strong demand across mining, construction, and public-sector fleets for rugged, zero-emission vehicles.

Chris Mallios, Chief Operating Officer of VivoPower and Tembo, said: “Australia represents one of the most demanding and technically rigorous markets globally for light utility vehicles and pickup trucks. Partnering with HMBEV allows us to position the Tembo Tusker not simply as a vehicle, but as part of a broader education-led adoption ecosystem that addresses real-world operational requirements. This collaboration provides strong third-party validation of the robustness, durability, and readiness of our technology, while accelerating market confidence as we scale our ruggedized electric mobility platform globally. It also supports our operational roadmap as we prepare for Tembo’s planned Nasdaq listing.”

Brendan Doyle, Managing Director of Help Me Buy An EV, said: “Partnering with Help Me Buy an EV gives Tembo an immediate and decisive advantage in the Australian market: instant credibility and trust. Our team has rapidly become one of the most respected independent sources of EV expertise, vehicle appraisal, validation, and customer onboarding. By combining forces, we can precisely match the right Tembo vehicles to the right businesses, backed by industry-leading education and rigorous testing. This partnership allows Tembo to enter the market with a trusted, expert-led presence, accelerating adoption and reinforcing confidence in both our brand and their products from day one.”

About Tembo

Tembo electric utility vehicles (EUVs) are a 100% electric solution for ruggedized and/or customized applications for fleet owners in the mining, agriculture, energy utilities, defense, police, construction, infrastructure, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners, helping to perpetuate useful life, reduce costs, maximize return on assets, meet ESG goals, and seek to further the circular economy. Tembo is a subsidiary of VivoPower, a Nasdaq-listed B Corporation.

About Help Me Buy an EV

Help Me Buy an EV stands as Australia’s premier EV education, experience, and onboarding partner, working across consumer, government, business, and commercial sectors. Help Me Buy an EV has onboarded thousands of Australians and businesses—large and small—into the electric vehicle and new energy ecosystem. In 2025, Help Me Buy an EV announced a partnership with Ampol, Australia’s largest fuel and service station company, collaborating with them as they transition their operations and clients in a staged effort from combustion vehicles and fuels to the electric ecosystem.

Help Me Buy an EV has staged some of the biggest electric vehicle events, where education and further adoption are at the heart of everything they do. Regarded as some of the leading experts in Australia, the Help Me Buy an EV team is growing to cover more and more parts of the new energy ecosystem, while also working very closely with OEMs in China to understand and educate on the Australian electric vehicle and new energy landscape

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower operates with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. An award-winning global sustainable energy solutions B Corporation, VivoPower has three business units, Tembo, Caret Digital, and Vivo Federation. Tembo is focused on electric solutions for off-road and on-road customized and ruggedized fleet applications, as well as ancillary financing, charging, battery, and microgrid solutions. Caret Digital is a power-to-x business focused on the highest and best use cases for renewable power, including digital asset mining and AI data center infrastructure. Vivo Federation is the digital asset arm of VivoPower, focused on XRPL based real-world blockchain applications and maintaining exposure to Ripple Labs shares and XRP tokens. Across Tembo, Caret Digital and Vivo Federation, VivoPower has assembled a differentiated platform spanning power, mobility, compute and digital infrastructure, which the Company is now aligning behind its highest-return Power-to-X opportunity: Sovereign AI computing.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws.

Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Corporate Disclosure Policy regarding Social Media

VivoPower International PLC (“the Company”) announces material information to the public through a variety of channels, including SEC filings, press releases, public conference calls, and its corporate website (www.vivopower.com). The Company also intends to use its official social media channels, including its accounts on X(@Vivo_Power) and Stocktwits (VivoPower_Official), as a means of disclosing information about the Company and its services to its shareholders and the public. It is possible that the information the Company posts on these social media channels could be deemed to be material information. Therefore, the Company encourages investors, the media, and others interested in the Company to review the information posted on these channels.

Media Contacts

VivoPower: media@vivopower.com